UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ScPharmaceuticals Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

810648105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 810648105
1.	Names of Reporting Persons Lundbeckfond Invest A/S (“Lundbeckfond”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,863,987
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,863,987
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,863,987
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	All of such shares are Common Stock and held of record by Lundbeckfond. Lene Skole (“Skole”) is the Chief Executive Officer of Lundbeckfond and may be deemed to have sole power to vote and dispose of these shares. The directors of Lundbeckfond have delegated voting and dispositive power with respect to the shares held by Lundbeckfond to Skole.

(2)	This calculation is based on 50,028,787 shares of Common Stock outstanding as of August 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2024 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 810648105
1.	Names of Reporting Persons Lene Skole (“Skole”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,863,987
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,863,987
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,863,987 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	All of such shares are Common Stock and held of record by Lundbeckfond. Skole is the Chief Executive Officer of Lundbeckfond and may be deemed to have sole power to vote and dispose of these shares. The directors of Lundbeckfond have delegated voting and dispositive power with respect to the shares held by Lundbeckfond to Skole.

(2)	This calculation is based on 50,028,787 shares of Common Stock outstanding as of August 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2024 with the SEC.

Item 1.
(a)	Name of Issuer ScPharmaceuticals Inc.
(b)	Address of Issuer’s Principal Executive Offices 25 Mall Road, Suite 203 Burlington, MA 01830

Item 2.
(a)

Name of Person Filing

This Schedule 13G is being filed on behalf of each of the following persons:

Lundbeckfond Invest A/S (the “Lundbeckfond”)

Lene Skole (“Skole”)

The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Skole is the chief executive officer of Lundbeckfond. The directors of Lundbeckfond have delegated voting and dispositive power with respect to shares held by Lundbeckfond to Skole.

(b)	Address of Principal Business Office or, if none, Residence The business address for each Reporting Person is: c/o Lundbeckfond Invest A/S Scherfigsvej 7 DK-2100 Copenhagen, Denmark
(c)	Citizenship Lundbeckfond is a private Danish corporation. Skole is a citizen of Denmark.
(d)	Title of Class of Securities Common Stock, $0.0001 par value (“Common Stock”)
(e)	CUSIP Number 810648105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a) Amount beneficially owned: See row 9 of cover page for each Reporting Person.

(b) Percent of class: See row 11 of cover page for each Reporting Person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of cover page for each Reporting Person.

The percentage of common stock reported as beneficially owned by the Reporting Persons is based upon 50,028,787 shares of common stock outstanding as of August 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2024 with the Securities and Exchange Commission.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the governing documents of Lundbeckfond, the stockholders of Lundbeckfond may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

LUNDBECKFOND INVEST A/S

By:	/s/ Christian Elling
Name: Christian Elling
Title: Managing Partner

/s/ Lene Skole
LENE SKOLE, CEO

Exhibit(s):

1	Joint Filing Agreement